   As filed with the Securities and Exchange Commission on December 29, 1999
                              Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC. (exact name of registrant as specified in charter)


            Delaware                                       71-0675758
  (State or other jurisdiction of              (IRS Employer Identification No.)
  incorporation or organization)


                             914 N. Jefferson Street
                           Springdale, Arkansas 72764
                                 (501) 756-7400
    (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Joe G. Brooks
                             914 N. Jefferson Street
                           Springdale, Arkansas 72764
                                 (501) 756-7400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement depending on market conditions.

                                  ------------
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                            -------------------------

                         CALCULATION OF REGISTRATION FEE

==========================================================================================================================
                                                                  PROPOSED             PROPOSED
                                                                   MAXIMUM             MAXIMUM             AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE        OFFERING PRICE         AGGREGATE          REGISTRATION
           TO BE REGISTERED                 REGISTERED          PER SHARE(1)      OFFERING PRICE(1)           FEE
--------------------------------------------------------------------------------------------------------------------------
Class A common stock                        13,126,282             $2.9375           $38,558,453            $10,179
==========================================================================================================================

(1) Calculated pursuant to Rule 457(c) solely for the purpose of determining the registration fee, based on the average high and low sales price per share, as reported by NASDAQ SmallCap Market System on December 22, 1999.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED DECEMBER 29, 1999

PROSPECTUS

_________________, 1999


         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             UP TO 13,126,282 SHARES
               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                              CLASS A COMMON STOCK

                           PRINCIPAL EXECUTIVE OFFICE:
                             914 N. Jefferson Street
                           Springdale, Arkansas 72764
                                 (501) 756-7400

         The shares of Class A common stock offered in this prospectus are being sold by 55 selling stockholders, all of whom are named under the caption "SELLING STOCKHOLDERS." We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The Class A Common Stock and our Class B Common Stock are similar except that the Class B Common Stock has five votes per share while the Class A Common Stock has one vote per share. Our Class B Common Stock is held only by stockholders who acquired those shares before our December 1989 initial public offering, and is held primarily by certain of our directors and officers. Except in certain instances, the Class B Common Stock is automatically converted into Class A Common Stock upon any sale or transfer.

         Our Class A common stock is traded on the Nasdaq SmallCap Market under the symbol "AERTA." On December 22, 1999, the last reported sale price of the Class A common stock was $2.9375 per share, as reported by the Nasdaq SmallCap Market System.

         THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 2 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                      -------------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

ABOUT ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC. ......................1

RISK FACTORS ...................................................................2

USE OF PROCEEDS ...............................................................12

SELLING STOCKHOLDERS ..........................................................12

PLAN OF DISTRIBUTION ..........................................................19

LEGAL MATTERS .................................................................20

EXPERTS .......................................................................20

WHERE YOU CAN FIND MORE INFORMATION ...........................................20

            ABOUT ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.

         We manufacture and market composite building materials that can be used as an alternative to traditional wood products for certain applications. We use waste wood fiber and reclaimed polyethylene plastics as our raw materials. Our products are comprised of approximately equal amounts of wood and plastic and have been extensively tested and used by several leading national companies, such as the Weyerhaeuser Company and Therma Tru Corporation. Our products are marketed under the LIFECYCLE(TM) trade names MoistureShield(R) and ChoiceDek(TM). We recently introduced a new decking line called DreamWorks(TM). Our sales are primarily in the following three markets:

               (a)  exterior door and window components,

               (b) heavy industrial flooring, in the form of floor blocks for industrial applications, and

               (c)  commercial and residential decking surface components.

         Our decking components and a limited amount of door and window components are currently manufactured by our facility in Junction, Texas. We are currently expanding our manufacturing capabilities by increasing extrusion/production capacity at our second composite manufacturing and plastic reclamation facility in Springdale, Arkansas.

         Because of their plastic content, our composites exhibit the following attributes:

          o they are engineered for superior moisture resistance and will not swell or expand like wood,

          o they do not require preservative or chemical treatments like traditional wood,

          o they can be designed and extruded through dies to a desired shape in accordance with customer specifications, minimizing waste,

          o they are less subject to rotting, cracking, warping, insect infestation and water absorption than conventional wood materials, and

          o they are denser than the straight-grained, clear grades of wood from western United States forests, traditionally used in the building applications for which our products compete.

         Because of their wood fiber content, our composites are less subject to thermal contraction or expansion and display greater dimensional stability than conventional plastic materials. Our manufactured end products maintain many properties similar to traditional wood materials.

         The composites manufacturing process involves proprietary and patented technologies and specialized manufacturing equipment, custom-built or modified for us. The process employs plentiful, low-cost raw materials such as recycled plastics and wood-filler materials and, in certain cases, special additives or virgin plastics in varying mixtures. The mixtures can be specifically formulated based on our customers' desired end product specifications. The encapsulation of wood fibers in plastic creates a consistent material, free of foreign matter, which can be extruded into a desired shape. Our composite building material became a patented product in June 1998 (U. S. Patent No. 5759680).

         In May 1995, we entered into an exclusive marketing and distribution agreement with a division of Weyerhaeuser, a large forest products company, for sales of our LIFECYCLE(TM) line of extruded decking components, which are primarily targeted towards the high-end residential housing market. Weyerhaeuser has marketed this product under the trade name ChoiceDek(TM) through approximately 42 of their 80 distribution centers located throughout the United States. ChoiceDek(TM) decking sales have been limited to date by our limited manufacturing capacity, which we are in the process of significantly increasing.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below and other information contained in this prospectus before deciding to invest in shares of our Class A common stock. Investors should seek professional advice in analyzing this offering.

         This Prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements, often identified by words such as "believes," "anticipates," "expects", "estimates," "should," "may," "will" and similar expressions, represent our expectations or beliefs concerning future events. Numerous assumptions, risks and uncertainties, including the factors set forth below, could cause actual results to differ materially from the results discussed in the forward looking statements.

WE HAVE A WORKING CAPITAL DEFICIT AND MAY SUFFER CONTINUED LOSSES

                 AGGREGATE SALES REVENUES AND CUMULATIVE LOSSES

             TIME PERIOD              AGGREGATE SALES REVENUES       NET LOSSES
      ---------------------------    -------------------------    --------------
           December 2, 1988                 $ 54,463,773            $ 23,716,690
         (our inception date)
      through September 30, 1999

          Nine Months Ended                 $ 15,135,817            $    269,862
          September 30, 1999

           Fiscal Year 1998                 $ 12,408,591            $  3,653,070


         At September 30, 1999, we had a working capital deficit of $5,784,893. As shown in the table above, since inception on December 2, 1988 through September 30, 1999, we generated aggregate sales revenues in excess of $54.4 million ($12,408,591 for the year ended December 31, 1998 and $15,135,817 for the nine months ended September 30, 1999). We had incurred cumulative losses from inception through September 30, 1999 of $23,716,690. We produced net income of $7,130 for the quarter ended March 31, 1999, and incurred net losses of $245,234 and $31,758 for the quarters ended June 30, 1999 and September 30, 1999, respectively.

         The success of our operations is largely dependent upon our ability to maintain and improve operating efficiencies and overall production capacity. Our success also depends on our ability to generate and maintain substantial sales revenues, increased margins and adequate cash flows from operations. We cannot give any assurance that we have such abilities. We increased our manufacturing efforts through expanded production by starting operations at a second manufacturing facility. We are currently experiencing a large demand and backlog in purchase orders, which is approximately $22 million for decking alone over the next twelve months.

WE CONTINUE TO FACE CERTAIN DEVELOPMENT STAGE RISKS AS OUR BUSINESS MATURES

         Our operations are subject to numerous risks associated with the continued establishment of our business, including lack of adequate financing sources and competition from numerous large, well-established and well-capitalized competitors who manufacture products for the same applications. In addition, we have in the past and may again in the future encounter unanticipated problems, including manufacturing, distribution, litigation and marketing difficulties, some of which may be beyond our financial and technical abilities to resolve. The failure to address adequately such difficulties could have a material adverse effect on our prospects.

OUR INDEPENDENT PUBLIC ACCOUNTANTS HAVE ISSUED A "GOING CONCERN" QUALIFICATION

         The independent public accountants' report on our financial statements for the year ended December 31, 1998, contains an explanatory paragraph regarding our ability to continue as a going concern as we have incurred net losses since inception, have a working capital deficit and are subject to certain claims in litigation. See the Report of Independent Public Accountants contained in, and Notes 2 and 12 to, our Financial Statements for the year ended December 31, 1998 and Note 3 to our Interim Financial Statements contained in our Quarterly Report on Forms 10-Q for the quarters ended March 31, 1999, June 30, 1999, and September 30, 1999, which are incorporated by reference in this prospectus (see "WHERE YOU CAN FIND MORE INFORMATION").

WE REQUIRE ADDITIONAL FINANCING TO MEET OUR BUSINESS PLAN OBJECTIVES

         We expended substantially all of the proceeds from our private placements and public financing (including warrant and option exercises) in 1997, 1998, and 1999, which aggregated approximately $9.55 million. Accordingly, if we cannot generate sufficient cash flow from existing operations, we could be dependent in the near future on successfully raising additional debt or equity financing, as to which there can be no assurance. Should we be unable to secure additional financing our operations and our ability to further expand and pay existing debt obligations would be materially adversely affected. Our operations may be delayed or discontinued until such time, if ever, as funds are generated in order to resume operations. There can be no assurance that current or prospective creditors and purchasers of our products would accept any such delay or that such purchasers would not locate alternative supply sources.

         Consequently, the long-term success of our operations depends upon increased cash flows from operations or our ability to raise additional funds, if necessary, through equity or debt financing. There is no assurance that required additional financing can be obtained on satisfactory terms.

         We have recently closed into escrow a tax-exempt bond financing with an institutional investor in the aggregate amount of approximately $16.5 million bearing interest at 5.25% per annum from the City of Springdale, Arkansas in order to preserve a previously granted allocation in such amount from the Arkansas Development Finance Authority. We will attempt to re-market such bonds in the first quarter of 2000, at which time the proceeds of such issuance would be released from escrow to finance further capital expenditures at our Springdale facility. Such re-marketing could result in a higher interest rate and would help restructure short-term debt into a longer term. Bond proceeds of approximately $10.4 million are to be used to expand output capacity. The expansion will involve our acquisition of approximately 18 acres adjacent to our existing Springdale facility, completion of a three-building campus and installation of additional manufacturing lines and other recycling equipment. In addition, bond proceeds of $1,750,000 will be used to acquire the existing Springdale plant, which is currently leased. Bond proceeds will also be used to pay approximately $2.1 million of outstanding construction payables, as of September 30, 1999, used to expand our facilities. We do not intend to further expand and continue construction beyond the third extrusion line in Springdale without the successful re-marketing of the bonds, of which there can be no assurance.

         We intend to finalize this transaction required to break escrow within the first quarter of 2000, although the initial term of the escrow extends until October 2000. In addition, we are also pursuing a government loan guarantee and loan for up to $5 million. An Arkansas based bank on November 15, 1999 approved the loan. Proceeds are to be used to pay back interim bridge notes, cover certain bond expenses, and finance the portion of the expansion that would not qualify for tax-exempt status.

         We began implementing a production plan in 1998, which was designed to focus and streamline production at our two plants and increase sales to levels sufficient to support operations. The first phase of the production plan will be complete when the third Springdale extrusion line becomes operational, but it may require additional debt or equity financing beyond those resources currently available to us to finish this phase.

         If the pending bond issue is not successfully completed in a timely manner, additional financial resources will be necessary to fund maturities of debt and other obligations as they come due in early 2000. We are working on a contingency plan that would allow refinancing and payment of our construction payables if this happens. This plan includes increasing production, sales and margins through better utilization of existing assets (i.e., streamlining production) along with start-up of the third extrusion line in Springdale. We expect this line to further increase cash flows and sales. There can be no assurance that we will be able to further improve operating efficiencies and attain our desired profitability level. We believe we have sufficient capital resources to complete our current production plan during the first half of 2000. We also believe we can restructure debt and other obligations as they become due, if necessary, although the terms may be more expensive.

         There is no assurance that we will be able to successfully complete the above mentioned refinancing plan or continue to improve and sustain operating efficiencies beyond current levels. There is no assurance that we will be successful in securing sufficient capital resources to support ourselves until such time as we are able to generate positive cash flow sufficient to support our operations for a sustained period of time, reduce our current payables and fund maturities of debt and other obligations as they become due.

WE HAVE HISTORICALLY HAD LIMITED SOURCES OF FINANCING

         We have met practically all of our working capital and capital improvement needs for the preceding two years with proceeds from equity financings of approximately $404,000 and $5 million obtained during 1997 and 1998, respectively, and from bridge loan placements during 1997 and 1998 of $3,157,463. In addition, a major shareholder, Marjorie S. Brooks, loaned us $300,000 to help complete construction at the Springdale plant. We have been primarily dependent, until recently, on financing from Mrs. Brooks, and there is no assurance that such support will continue. We also maintain an accounts receivable factoring agreement for up to $2.5 million with Mrs. Brooks. The terms allow Mrs. Brooks to charge up to 2% on each invoice and require us to indemnify Mrs. Brooks against any loss on the amounts she advances. As of September 30, 1999, we owed Mrs. Brooks $822,878 on short-term and long-term notes payable.

         We secured bridge loans in the form of 12% promissory notes from certain of the selling stockholders, in October 1997, February 1998, April 1998, June 1998 and August 1998. These loans provided $1.3 million, $800,000, $410,000, $359,963 and $287,500 respectively, for expansion and general corporate purposes through August 1998. Under a placement agreement of October 1997, The Zanett Securities Corporation, as placement agent, has a two-year option to offer and place on our behalf an additional $342,537 in aggregate principal amount of similar promissory notes. Subject to certain exceptions, Zanett has rights to approve and participate in our future debt or equity financings for a two-year term expiring October 30, 2001. Such rights could have an adverse effect on our ability to obtain additional financing. In the event that Zanett exercises its option to offer and place additional notes, Zanett will be entitled to receive a 10% placement agent fee and 3% nonaccountable expense allowance based on our aggregate gross proceeds from the sale of the additional notes, and Zanett and Bruno Guazzoni, a Zanett-affiliated consultant retained by the Company in connection with such financing, will be entitled to receive additional warrants for up to as many as 726,178 shares of Class A common stock at an exercise price of $.375 per share, if all of such additional notes were sold.

CERTAIN PENDING LEGAL PROCEEDINGS COULD ADVERSELY AFFECT OUR PATENTS OR REQUIRE PAYMENT OF LEGAL FEES

         In June 1992, Mobil Oil Corporation (Mobil) commenced an action against us in the United States District Court for the District of Delaware entitled "Mobil Oil Corporation v. Advanced Environmental Recycling Technologies, Inc." In the complaint, Mobil sought entry of a declaratory judgment that:

          o AERT was without right or authority to threaten suit against Mobil or our customers for alleged infringement of AERT patents;

          o    certain AERT patents were invalid and unenforceable; and

          o Mobil had not infringed the AERT patents through any products or method.

         Mobil sought no monetary damages in that suit, but did seek reimbursement of its attorneys' fees.

         We denied Mobil's claims and asserted counterclaims against Mobil and three Mobil executives for:

          o an illegal combination or contract in restraint of trade in violation of federal antitrust laws;

          o a pattern of intentional misconduct constituting an attempt to monopolize in violation of federal antitrust laws;

          o    breach of a confidential relationship between Mobil and AERT; and

          o    unfair competition.

         We sought monetary damages, punitive damages and injunctive relief.

         In February 1994, after a trial on the patent issues, the court held that four AERT patents on our composite product technology were invalid and that Mobil had not infringed the patents.

         In March 1995, we filed a motion with the Court alleging prejudicial misconduct by Mobil prior to the trial. We also filed an appeal with the U.S. Court of Appeals in July 1995. In June 1996, the U. S. Court of Appeals reversed a portion of the earlier ruling which had held that two of the patents were invalid, but nevertheless ruled that Mobil did not infringe such patents. We did not further appeal this ruling.

         In August 1994, Mobil filed a motion seeking an award of attorneys' fees and costs for $2.7 million. In September 1999, the Delaware Court dismissed the Mobil Motion for Attorneys' Fees, for a second time. The Court also dismissed AERT's motion for new trial based upon discovery misconduct and AERT's motion to supplement record.

         We have evaluated this recent development and after consultation with legal counsel, have filed a notice of appeal on dismissal of the prejudicial misconduct motion; however, there can be no assurance that we will receive a more favorable outcome upon appeal.

         Mobil has also filed a notice of appeal on denial and dismissal of the attorneys' fees motion. The AERT counterclaims are still pending although Mobil is no longer in the composite products business.

DECLINES IN CONSTRUCTION ACTIVITY MAY AFFECT OUR BUSINESS

         Our engineered composites have been marketed primarily to companies that manufacture products for use by the construction industry in new home construction and home improvement work. The construction industry is subject to significant fluctuations in activity and to periodic downturns caused by general economic conditions. Increases in long-term interest rates can have a negative effect by slowing housing starts due to increased financing costs. Reductions in construction activity could have an adverse effect on the demand for our composites in the door and window market, although we believe our decking lines, which are primarily targeted to the independent contractor-oriented lumber dealers and the remodeling market are not as susceptible to downturns in construction activity.

OUR LIMITED MANUFACTURING CAPABILITIES COULD RESTRAIN OUR BUSINESS GROWTH

         Although we have substantially completed development of our commercial manufacturing processes at our Junction, Texas facility and initial phases of our new manufacturing plant in Springdale, Arkansas, the long-term success of our operations will depend upon the manufacture of our composite products on a substantially greater commercial scale than we have engaged in to-date. We currently have one composite manufacturing facility in Junction, Texas and a second composite manufacturing facility in Springdale, Arkansas, but plan to increase production capacity at both facilities. Our plans to increase production capacity at the Arkansas plant are subject, in the short-term, to the completion of our industrial development bond financing. There can be no assurance that we will be able to expand our operations to the extent required or achieve improved operational efficiencies, resulting in lower operating costs as a percentage of revenues, in order to realize profitable operations, even assuming the availability of adequate financing and customer demand for our products. Our primary customers and markets are large, and continued increased sales growth will require significant capital expenditures. There can be no assurance that financing can be obtained to add production equipment or build additional manufacturing facilities or that, if obtained, they will become operational in a timely manner.

WE ARE DEPENDENT ON CERTAIN KEY CUSTOMERS

         We have limited our initial marketing to major industrial companies with large market shares nationwide in the building material, door, and window construction industries. Since inception, a few large door and window construction companies have historically purchased substantially our entire MoistureShield(R) product line. Additional business from existing customers, as well as new customers for our MoistureShield(R) products are now coming on-line or are in the early stages of their commercial use of such products. There can be no assurance of their continuing to wait to purchase products due to production delays and/or limited current capacities.

         A division of Weyerhaeuser, one of the world's largest forest products companies, provides our principal marketing and distribution channel for ChoiceDek(TM), the residential decking material produced from our composite manufacturing facility. Weyerhaeuser has agreed to buy up to $22 million of material from us next year if we can produce it.

         Although our current composites customers have indicated that it is their intention to purchase products from us on a regular basis and in substantial volumes, assuming current product quality and pricing levels can be achieved commercially and that volume requirements can be met, most of our key customers are not contractually obligated to purchase a substantial amount of additional products. These companies and other prospective customers with which we have dealt have high quality standards and require elaborate and extensive testing for new products, component parts, and services. Those that have accounted for more than 10% of the $15,135,817 in sales for 1999 year to date are Therma-Tru Corporation, Weyerhaeuser-Building Materials Distribution and Carolina Builders Corporation. We could be materially adversely affected if we were to lose one or more of our large existing customers.

OUR EFFORTS TO PROTECT OUR TECHNOLOGY COULD PROVE UNSUCCESSFUL

         Our composite materials manufacturing process and our waste plastics reclamation technologies involve many proprietary trade secrets, as well as certain methods, processes and equipment designs for which we have sought and received patent protection. Although we have taken measures to safeguard our trade secrets by limiting access to our manufacturing facility and requiring confidentiality and nondisclosure agreements of employees and third parties, there can be no assurance that our trade secrets will not be disclosed or that others will not independently develop comparable or superior technology. To the extent that our employees, consultants or third parties working with us develop new technology, disputes may arise as to the proprietary rights to such technology, which may not be resolved in our favor.

         Of the eighteen patent applications we have filed, the United States Patent and Trademark Office has issued fourteen patents, six of which relate to our composite materials manufacturing operations and product and eight of which relate to our waste plastics reclamation technologies. Four of the composite patents were challenged by Mobil Oil Corporation and found invalid, although two of these patents were later restored upon appeal. The cost of litigation to preserve proprietary rights is high and, in the past, has strained our financial resources and impeded our sales growth.

CHANGES IN GOVERNMENT REGULATION OR ATTENTION TO ENVIRONMENTAL CONCERNS COULD AFFECT OUR BUSINESS

         We are at present able to incorporate a substantial majority of the waste plastic feedstocks that we receive into our composite materials manufacturing and plastic reclamation processes without significant waste disposal problems of our own. However, our current supply sources are relatively homogeneous and consistent. There can be no assurance that, in the future, continuing regulations will not adversely affect our operations or require the introduction of costly additional manufacturing pollution control or waste disposal processes.

         Certain customers have expressed interest in our products because use of our products could reduce the sawdust or other solid waste generated by such customers' operations. We believe that the demand for our products and technology could be decreased if there is a lessening of public concern or government pressure on private industries and municipal solid waste disposal authorities to deal with solid waste disposal problems. Further, we believe that a lessening of environmental concerns could reduce the rate at which plastics are recycled, which ultimately could have the effect of increasing the cost of raw materials for our manufacturing operations.

         Although state and federal legislation currently provides certain procurement preferences for recycled materials, such preferences for materials containing waste plastics are dependent upon the eventual promulgation of product or performance standard guidelines by state or federal regulatory agencies. Such guidelines for recycled plastic building materials and product performance standards required by such guidelines may not be compatible with our manufacturing capabilities.

WE COULD BE UNSUCCESSFUL IN OUR EFFORTS TO MEET COMPETITION

         In seeking to market our composites as alternative building materials to high-grade western pine and other woods, aluminum, high-performance plastics and other construction materials, we compete with major forestry product companies and aluminum fabricating companies. The conventional material manufacturers with which we must compete have, in many cases, long-established ties to the building and construction industry and have proven well-accepted products. Although we have entered into a national marketing and distribution agreement with Weyerhaeuser, there are many additional large competitors in this market.

         Many of our larger competitors also have research and development budgets, marketing staffs and financial and other resources, which far surpass our resources. Competitive products currently in the market include Trex(R), TimberTech(R), SmartDeck(TM) and Strandex(TM). We must also compete in the building materials market with certain other plastics recyclers currently manufacturing recycled materials intended for similar building material applications, including decking and fencing.

         Trex(R) has previously received Building Code Approval Rating on its decking products. This gives Trex(R) a marketing advantage in certain places. We are completing our Building Code Approval Rating application and are preparing to submit it shortly. Failure to receive a Building Code Approval Rating on our decking products could slow or impede our continued sales growth.

         We compete for certain raw materials with other plastic recyclers, composite manufacturers such as Trex(R), and some plastic resin producers, most of which are far larger and better established than us. To date, we have not experienced significant competition for raw materials, since the plastics reclamation processes that we have developed for our composites manufacturing business are able to use raw materials from industrial waste, plastic film waste and other plastic waste generators whose potential as a recycling source is not currently being significantly utilized by conventional plastics recyclers. Conventional plastic recyclers primarily rely on post-consumer, source-separated plastic container recycling processes such as plastic HDPE (#2) milk containers. However, we expect new entrants into the plastics reclamation business who could affect our source of raw materials supply and who may have substantially greater financial and other resources. Such entrants may include beverage bottlers, distributors and retailers as well as forestry product, petrochemical and other companies.

FIRE DISRUPTIONS HAVE ADVERSELY AFFECTED OUR BUSINESS

         We experienced a series of fires over the past several years, which have severely disrupted our manufacturing operations. In 1996, we experienced two fires at our Rogers, Arkansas plastic reclamation facility, which were ruled arson by authorities. The pattern of continued fires caused our fire insurance to be cancelled. We were able to renew our fire insurance, but at a substantially higher rate. We have increased security, increased fire protection equipment and added armed guards at our facilities. Our Springdale facility had an extensive fire sprinkler system installed. However, another major fire or similar disruption could occur and materially adversely affect us.

WE ARE DEPENDENT UPON MANAGEMENT AND OUTSIDE TECHNICAL ASSISTANCE

         We are substantially dependent upon the personal efforts and abilities of Joe G. Brooks, our Co-Chief Executive Officer and Chairman; J. Douglas Brooks, our Vice President of Recycled Plastics; Edward J. Lysen, our Chief Financial Officer; and a limited number of corporate and technical staff who devote all of their business time to the affairs of the Company. We have obtained $4 million in "key person" life insurance policies on the life of Joe
G. Brooks. We have obtained a $2.5 million "key person" life insurance policy on the life of J. Douglas Brooks. The loss of the services of one or more of these persons could have a material adverse effect upon our activities. We are also dependent upon the continuing availability of capable outside engineering services and other technical assistance. Although we currently have established working relationships with Bargo Engineering and Multi-Craft Contractors in Arkansas, there is no assurance that we will be able to locate, maintain, and/or obtain such necessary technical assistance from time to time.

OUR FUTURE GROWTH WILL DEPEND UPON OUR ABILITY TO RECRUIT AND RETAIN QUALIFIED PERSONNEL

         Although we have significantly increased our production capacities and continue to automate portions of our equipment and production processes, our ability to grow will be dependent on our ability to recruit, train and retain qualified people in several areas, primarily manufacturing. The United States economy has recently been strong and unemployment is currently low. In seeking personnel to expand, we are currently competing with companies from many different segments that have greater financial resources and are better established than our Company.

OUR CURRENT MANAGEMENT MAY EXERCISE VOTING CONTROL

         At September 30, 1999, our directors and officers in the aggregate beneficially owned 14,078,511 shares of Class A common stock (which amount includes 9,706,085 shares underlying currently exercisable outstanding options and warrants), 1,375,657 shares of Class B common stock and 800 shares of Series B preferred stock, which constituted approximately 32.7%, 93.9% and 27.6% of the Class A common stock, Class B common stock, and Series B preferred stock, respectively, and approximately 42.2% of our combined general voting power. Accordingly, our current officers and directors may be able to elect our directors and otherwise control the Company. Holders of Class B common stock, Class A common stock and Series B preferred stock will generally vote together as a single class upon matters submitted to a vote of stockholders, though the holders of Class B common stock will be entitled to five votes per share of Class B common stock and the holders of Series B preferred stock will be entitled to 2,500 votes per share of Series B preferred stock, while holders of Class A common stock will be entitled to only one vote per share. Although no voting agreement exists among the holders of Class B common stock and Series B preferred stock, because of the family and prior business relations among such stockholders, Class B common stockholders and Series B preferred stockholders will often vote the same way on matters requiring stockholder approval or authorization. The Class B common stockholders have entered into a right of first refusal agreement among themselves granting such stockholders a right to purchase Class B common stock on a pro rata basis from any Class B common stockholder desiring to sell such shares.

OUR COMMON STOCK COULD BE DILUTED OR OTHERWISE ADVERSELY AFFECTED BY ADDITIONAL ISSUANCES OF PREFERRED STOCK

         We are authorized to issue up to 5,000,000 shares of preferred stock, 2,900 shares of which are outstanding. Our Board of Directors is empowered to fix the terms of the preferred stock without stockholder approval, which terms may adversely affect the rights of holders of the Class A common stock.

         In 1998, we sold 2,900 shares of Series A, B and C convertible preferred stock for $1,000 per share. The 900 shares of Series B preferred stock were sold to companies controlled by Marjorie S. Brooks and to certain other persons have voting rights of 2,500 votes per share of Series B preferred stock, which votes together with holders of Class A common stock and Class B common stock on matters submitted to a stockholder vote. The preferred stock has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. The convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion. The alternative floating conversion price became applicable because we failed to meet certain financial performance milestones during the six months ended June 30, 1999. If the preferred stock is not previously redeemed or converted, it automatically converts into Class A common stock on the seventh anniversary of the issue date at a conversion price equal to the lower of a fixed $1.20 conversion price or the 5-trading day average closing bid price immediately prior to the date of conversion. Series X and Y warrants were issued in connection with the preferred stock and are exercisable at $1.20 and $2.50 per warrant, respectively, for an aggregate of up to 2,416,664 and 1,021,539 shares of Class A common stock, respectively. Each of the warrants has cashless exercise features. Series X warrants are exercisable at any time through November 10, 2005, provided that each holder cannot exercise the Series X warrants for more than a specified increasing percentage of the shares subject to such warrant until March 9, 2000, whereupon the Series X warrants become fully exercisable. The Series Y warrants are exercisable at any time from November 10, 2000 through November 10, 2005.

WE COULD BE REQUIRED TO REDEEM OR PAY LIQUIDATED DAMAGES ASSOCIATED WITH THE OUTSTANDING PREFERRED STOCK

         A total of 2,900 shares of Series A, B and C convertible preferred stock are outstanding, with a total stated value of $2,900,000. The preferred stock has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. Although the preferred stock is not mandatorily redeemable, we could be required to either redeem such preferred stock or, at our option, pay as liquidated damages an amount equal to 10% of the stated value of the preferred stock if our shares are not listed on at least one of the Nasdaq SmallCap Market, Nasdaq National Market, New York Stock Exchange or American Stock Exchange for 10 days or more in any nine month period. The liquidated damages amount is payable at the Company's option in either cash or shares of Class A common stock. The preferred stock is also redeemable in the event we default under certain obligations with respect to the preferred stock. The redemption price would generally be equal to the greater of (a) the aggregate market value of the Class A common stock into which the preferred stock could be converted and (b) 115% of the sum of (i) the stated value, (ii) the 10% per annum premium, and (iii) any unpaid conversion default payment. Any requirement to pay such liquidated damages could materially adversely affect us.

POTENTIAL DROP IN STOCK PRICE DUE TO FLOATING CONVERSION FEATURE OF CONVERTIBLE PREFERRED STOCK

         Because we failed to meet certain financial performance milestones during the six months ended June 30, 1999, the convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion. If the preferred stock is not previously redeemed or converted, it automatically converts into Class A common stock on the seventh anniversary of the issue date at a conversion price equal to the lower of a fixed $1.20 conversion price or the 5-trading day average closing bid price immediately prior to the date of conversion. Based on these conversion price formulae, as the market price of the common stock declines, the convertible preferred stock will be convertible into a proportionately greater number of shares of common stock. The number of shares we could be required to issue in payment of the premium on the preferred stock will also increase as the market price of the common stock declines. These increases in the number of shares issuable upon conversion of the convertible preferred stock and upon payment of the premium on the preferred stock could result in a substantial dilution to other holders of Class A common stock and adversely affect the market price of the Class A common stock. In addition, the holders of the convertible preferred stock could convert and sell part of their shares, which could drive the stock price down even further and permit them to convert additional shares at a lower price.

FUTURE SALES OF SHARES COULD BE DILUTIVE AND IMPAIR OUR ABILITY TO RAISE CAPITAL

         At September 30, 1999, we had reserved approximately 26,136,381 shares of Class A common stock for issuance upon conversion of Class B common stock, convertible preferred stock and upon exercise of outstanding warrants. 8,397,330 of those reserved shares are covered by other registration statements and can be sold from time to time. This prospectus covers the potential sale from time to time of up to 13,126,282 of such reserved shares of Class A common stock. At September 30, 1999, we had also reserved approximately 5,017,000 shares of Class A common stock for issuance upon exercise of outstanding options under currently approved employee benefit plans. The sale or availability for sale of a significant number of shares of Class A common stock in the public market could adversely affect the market price of the Class A common stock and impair our ability to raise additional capital.

         The holders of such securities will have, at a fixed cost, and in some cases a nominal cost, the opportunity to profit from a rise in the market price of our Class A common stock without having to assume the risk of ownership. The exercise or conversion of such securities will result in a dilution in interest for our other security holders. As long as such securities remain unexercised or unconverted, our ability to obtain additional capital may be adversely affected. The holders of such securities may be expected to exercise their rights at a time when we would in all likelihood be able to obtain needed capital through a new offering of our securities on terms more favorable than those provided by the outstanding securities.

         In addition, we have agreed with Zanett, the placement agent for several of our recent private placements and selling stockholders under this prospectus, upon restrictions on additional financings through August 2000, except for bank, equipment leasing and certain other types of institutional debt financing. The existence of such rights could also adversely affect our ability to complete future financings.

WE ARE NOT LIKELY TO PAY DIVIDENDS

         We have not paid any cash dividends in the past and expect to retain any future earnings for expansion of our business rather than to pay cash dividends in the foreseeable future.

YEAR 2000 RISKS

         We have been and are currently conducting an evaluation of the potential effects of the Year 2000 issue on our operations. The evaluation is ongoing; however at this time, our management is not aware of any problems that will occur within our plant operations. We have contacted the two major manufacturers of our operating equipment and have been informed by them that they are not aware of Year 2000 issues with our equipment. We plan to finalize our inquiries to the remaining equipment manufacturers during the fourth quarter of 1999. We have been in contact with some of our significant vendors and customers to determine their Year 2000 status and plan to continue to contact others during the fourth quarter of 1999. In assessing the impact of the Year 2000 on administration, including accounting and financial reporting, we have updated our financial accounting software and have been provided confirmation that our software is Year 2000 compliant. We upgraded our telephone system in Springdale and it is now Year 2000 compliant. Based on the information above, we do not anticipate a material financial impact as a result of the Year 2000 issue. However, we have no control over Year 2000 compliance by our customers and vendors. If our customers and vendors are not prepared for the Year 2000 issue, this could result in a material adverse financial impact to us; however, we believe it is unlikely based on the nature of our business, customers and vendors.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders. We would receive proceeds from any exercise of the warrants exercisable for an aggregate of 5,948,472 shares of Class A common stock covered by this prospectus. Those warrants are exercisable at fixed exercise prices (subject to customary anti-dilution adjustments) ranging from $0.31 to $3.00. Any such proceeds received by us upon exercise of a warrant will be used for general corporate and working capital purposes.

                              SELLING STOCKHOLDERS

         This prospectus covers the resale of shares of Class A common stock issued or issuable upon exercise of warrants, conversion of preferred stock or payment of interest obligations in connection with certain financing transactions described hereunder.

JUNE 1996-MAY 1997: CLASS I WARRANTS

         Between June 1996 and May 1997, 393,344 Class I Warrants were issued in connection with the private placement of 3,884,478 shares of Class A common stock for proceeds of $2,079,000, pursuant to Regulation S under the Securities Act of 1933. Since the original issuance of the Class I Warrants, 42,866 Class I Warrants have expired, 40,478 have been exercised and 310,000 remain exercisable (due to extensions) until two years from the effective date of this registration statement, at exercise prices ranging from $0.31 to $1.125. Each Class I Warrant is exercisable for one share of Class A common stock.

DECEMBER 1996-NOTE: CLASSES J AND K WARRANTS

         In December 1996, in connection with a note payable of $100,000, we authorized and issued two sets of warrants, Class J for 200,000 shares and Class K for 150,000 shares. Each Class J and Class K Warrant is exercisable for one share of Class A common stock. Each Class J Warrant is exercisable at $0.50 per share and each Class K Warrant is exercisable at $0.75 per share (subject to customary anti-dilution adjustments). Both Class J and Class K Warrants expire in December 2001, five years from their date of issuance.

OCTOBER 1997, FEBRUARY 1998, APRIL 1998, JUNE 1998 AND AUGUST 1998-PRIVATE
PLACEMENT: 12% PROMISSORY NOTES

         Under an October 1997 placement agreement, we issued a series of 12% promissory notes to certain of the selling stockholders as follows:

    DATE OF ISSUE           DATE OF MATURITY       AGGREGATE PRINCIPAL             DATE TO WHICH MATURITY
                                                         AMOUNT                        WAS EXTENDED
    -------------           ----------------       -------------------             ----------------------
    October 1997            July 27, 1998              $1,300,000                     January 1, 2000

    February 1998           November 2, 1998           $  800,000                     January 1, 2000

    April 1998              January 2, 1999            $  410,000                     January 1, 2000

    June 1998               February 28, 1999          $  359,963                     January 1, 2000

    August 1998             May 18, 1999               $  287,500                     January 1, 2000

         Quarterly interest on all of the 12% notes is payable in shares of common stock, valued at the average closing bid price over the ten trading days prior to each such interest payment date, or cash, at our option.

         Pursuant to the placement agreement executed concurrently with the October 1997 note purchase agreement, we granted our placement agent, The Zanett Securities Corporation, a two-year option to offer and place on our behalf an additional $2,200,000 in aggregate principal amount of promissory notes. $1,857,463 of these additional notes were issued and sold in February, April, June and August 1998, as shown in the table above. The terms of any additional notes to be issued under the two-year option may vary from the terms of the earlier 12% notes, but will provide that, unless extended at our option, they will mature and become payable on a date 270 days from their date of initial issuance.

         In the event that Zanett exercises its option to offer and place additional notes, we are required to grant Zanett additional warrants. These warrants will allow their holder to purchase either:

          o such number of shares of our Class A common stock as is equal to 12% of the aggregate purchase price of the additional notes (as expressed in numerical rather than dollar terms) or,

          o in the event that the term of the additional notes is extended at our option from 270 days to 365 days, such number of shares of Class A common stock as is equal to an additional 6% of the aggregate purchase price of the additional notes (as expressed in numerical rather than dollar terms).

         In the event of the sale of such additional notes, certain selling stockholders, including consultant Bruno Guazzoni become entitled under their consulting agreement with the Company to additional warrants to purchase such number of shares of our Class A common stock as is equal to:

          o 200% of the aggregate purchase price of the additional notes (as expressed in numerical rather than dollar terms) or

          o in the event that the term of the additional notes is extended, such number of shares as is equal to an additional 50% of the aggregate purchase price of the additional notes.

         The placement warrants and consulting warrants may be exercised for a period of five years from the date of issuance at a price per share of $0.375.

         The warrant shares issuable upon exercise of the placement warrants and consulting warrants are required to be registered under registration rights agreements executed with Zanett and Mr. Guazzoni.

         Concurrently with the note purchase agreements, we issued warrants to Zanett. 318,895 warrants remain outstanding under the placement agency agreements as of September 30, 1999. All of the placement warrants are exercisable at a price of $0.375 per share, for a five-year term, and are subject to customary anti-dilution provisions for stock splits, stock dividends, reverse stock splits, mergers or consolidations, below-market stock issuances and similar events.

         Also, in October 1997, we entered into the consulting agreement with Mr. Guazzoni, under which he will provide investment banking and general financial and strategic advisory services during a five-year term. Under the terms of the consulting agreement, we are required to issue to Mr. Guazzoni, two consulting warrants for every dollar of qualified financing in which he participates in the offer and sale of the promissory notes. In connection with past financings, we have issued 6,254,926 consulting warrants. Mr. Guazzoni has the right to participate in the placement of up to an additional $342,537 of promissory notes, which would result in the issuance of up to an additional 685,074 consulting warrants. All of the consulting warrants are exercisable at a price of $0.375 per share for a five-year term and are subject to customary anti-dilution adjustments similar to the placement agent warrants.

SEPTEMBER-NOVEMBER 1998: SERIES A, B AND C PREFERRED STOCK

         In 1998, we sold 2,900 shares of Series A, B and C convertible preferred stock for $1,000 per share. The 900 shares of Series B preferred stock were sold to companies controlled by Marjorie S. Brooks and to certain other persons have voting rights of 2,500 votes per share of Series B preferred stock, which votes together with holders of Class A common stock and Class B common stock on matters submitted to a stockholder vote. The preferred stock has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. The convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion. The alternative floating conversion price became applicable because we failed to meet certain financial performance milestones during the six months ended June 30, 1999. If the preferred stock is not previously redeemed or converted, it automatically converts into Class A common stock on the seventh anniversary of the issue date at a conversion price equal to the lower of a fixed $1.20 conversion price or the 5-trading day average closing bid price immediately prior to the date of conversion. Series X and Y warrants were issued in connection with the preferred stock and are exercisable at $1.20 and $2.50 per warrant, respectively, for an aggregate of up to 2,416,664 and 1,021,539 shares of Class A common stock, respectively. Each of the warrants has cashless exercise features. Series X warrants are exercisable at any time through November 10, 2005, provided that each holder cannot exercise the Series X warrants for more than a specified increasing percentage of the shares subject to such warrant until March 9, 2000, whereupon the Series X warrants become fully exercisable. The Series Y warrants are exercisable at any time from November 10, 2000 through November 10, 2005.

JUNE 1998 - FEBRUARY 1999: BONUS WARRANTS

         In connection with the exercise of Class B Warrants between June 1998 and February 1999, 1,312,664 Bonus Warrants were issued. Each Bonus Warrant is exercisable at a price of $3.00 for one share of Class A common stock, and expires in February 2001.

SELLING STOCKHOLDERS

         The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of the selling stockholders as of September 30, 1999, and the number of shares which may be offered for sale pursuant to this Prospectus. Information set forth herein with respect to each selling stockholder's beneficial ownership of common stock has been provided by such selling stockholder. Although the selling stockholders may offer all, some or none of their Class A common stock, the following table has been prepared on the assumption that all shares of common stock covered by this prospectus will be sold. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                                                                               % Beneficially Owned
                   Name and Address of                                 Number of Shares     Number of Shares   Following Completion
                   Selling Stockholder                                Beneficially Owned     to be Offered        of Offering (1)
                   -------------------                                ------------------    ----------------   --------------------
Zanett Lombardier, Ltd. (2)(3)                                          3,544,939(4)           1,672,760(4)           7.2
Harlow Enterprises, Inc. (2)(3)                                           145,944(5)              93,752(5)            *
Parkland Limited (2)(3)                                                   267,729(6)             219,318(6)            *
Samuel L. Milbank (2)(3)                                                  523,427(7)             386,060(7)           1.1
Bruno Guazzoni (2)(3)                                                   2,945,501(8)           1,180,591(8)           6.0
Claudio Guazzoni (2)(3)                                                   433,320(9)             359,704(9)            *
David McCarthy (2)(3)                                                     536,153(10)            348,242(10)          1.1
Heriot Holdings, Ltd. (2)(3)                                              334,223(11)            129,941(11)           *
Emral Investment Limited (2)(3)                                           422,277(12)            436,580(12)           *
Telcom Mondial (2)(3)                                                      30,473(13)             31,554(13)           *
Goldman Sachs
 Performance Partners L.P.(3)                                             747,592(14)          1,759,537(14)          1.5
Goldman Sachs
 Performance Partners (Offshore) L.P.(3)                                  606,741(15)          1,428,030(15)          1.2
Peter S. Lau                                                               79,715(16)             29,715(16)           *
David Cooperberg                                                           10,763(17)             10,763(17)           *
Ryan McCarthy                                                               8,571(18)              8,571(18)           *
Joseph Petrellese, Jr.                                                      4,000(19)              4,000(19)           *
Ike Tull                                                                  586,666(20)            614,999(20)          1.2
Michael Tull                                                              922,666(21)          1,059,999(21)          1.9
Razorback Farms                                                           764,308(22)            423,999(22)          1.6
Allen & Co.                                                               206,666(23)            264,999(23)           *
Robert Andrew Mackie                                                    1,170,000(24)          1,095,000(24)          2.4
Millenco, L.L.P.                                                          206,666(25)            264,999(25)           *
RA Mackie & Co. LP                                                        309,600(26)            309,600(26)           *
Allen & Company Incorporated                                              440,000(26)            440,000(26)           *
Kenneth J. Forrester & Deloris A. Forrester                                   500(26)                500(26)           *
M. Bernard Siegel                                                           7,700(26)              7,700(26)           *
Richard Read Allen & Silke Hufnagel Allen                                     300(26)                300(26)           *
William F. Harrison TTEE, Fayetteville Women's Clinic                         600(26)                600(26)           *
Robert K. Wall or Betty J. Wall TTEE                                        1,000(26)              1,000(26)           *
Alan J. & Patricia A. Giolin                                                   50(26)                 50(26)           *
Paine Webber Inc.                                                           9,120(26)              9,120(26)           *
IRA for Brenda J. Lazenby                                                   1,000(26)              1,000(26)           *
Sam Lazenby C/F Daniel G. Lazenby                                           8,000(26)              8,000(26)           *
Betty Mayer                                                                 1,500(26)              1,500(26)           *
Forest Global Converting Fund                                               7,500(26)              7,500(26)           *
Joseph Molloy                                                               2,000(26)              2,000(26)           *
Bear Stearns Intl                                                           6,000(26)              6,000(26)           *
LLT Limited                                                                 1,500(26)              1,500(26)           *
R. A. Mackie                                                               75,000(26)             75,000(26)           *
Lee Ziedman                                                                 2,700(26)              2,700(26)           *
Peter J. Urdanick                                                           1,400(26)              1,400(26)           *
Keith J. & Cathy E. Goulet                                                  1,500(26)              1,500(26)           *
Albert & Patricia M. Green                                                    300(26)                300(26)           *
Patricia C. Morgan                                                            300(26)                300(26)           *
Julianna Carroll                                                              100(26)                100(26)           *
Sam Lazenby                                                                10,000(26)             10,000(26)           *
Delbert Allen                                                             160,000(26)            160,000(26)           *
Bargo Engineering                                                          75,000(26)             75,000(26)           *
Fritz Friday                                                              100,000(26)            100,000(26)           *
Marjorie S. Brooks Trust                                                    3,000(26)              3,000(26)           *
Brooks Children's Trust                                                    38,250(26)             38,250(26)           *
Kenna Katelyn Brooks                                                        1,500(26)              1,500(26)           *
Andrew McMahon                                                              1,875(26)              1,875(26)           *
Stephen Rinnert & Molly Rinnert                                             1,500(26)              1,500(26)           *
PetePat Trust                                                              34,374(26)             34,374(26)           *

                                                                                              13,126,282

* Beneficially owns less than 1%

(1)  Assumes the sale of all shares offered hereby.

(2) Address: c/o The Zanett Securities Corporation, Tower 49, 24th Floor, 12 East 49th Street, New York, NY 10017

(3) Except under certain circumstances, none of such selling stockholders is entitled to convert Preferred stock on exercise of consulting warrants or private placement warrants, as applicable, to the extent that such exercise would cause the selling stockholder to beneficially own more than 4.99% of the total outstanding common stock of the Company. Therefore the number of shares set forth herein and which a selling stockholder may sell pursuant to this prospectus may exceed the number of shares such selling stockholder may be deemed to beneficially own as determined pursuant to Section 13(d) of the Exchange Act.

(4) Beneficially owns 3,544,939 shares as of the date of this Prospectus. The number of shares to be offered represents (i) up to 575,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on August 21, 1998, at an exercise price of $0.375 per share, (ii) up to 66,490 interest shares, of which 23,707 have been issued and of which 42,783 may be issued pursuant to notes in the amounts of $21,153.85, $626,892, and $287,500, acquired October 30, 1997, February 5, 1998, and
     August 21, 1998, respectively (assuming the notes will be fully paid by January 15, 2000, January 15, 2000, and August 15, 2000, respectively, and a pro forma conversion price of $2.12 per share on the unissued interest shares) (equal to the 10-business day average closing stock price prevailing as of November 17, 1999), (iii) up to 661,854 shares which may be acquired upon the conversion of 275 shares of Series A Preferred Stock issued at a purchase price of $275,000 in November 1998, (iv) up to 160,416 shares which may be issued in payment of a 10% premium on the Series A Preferred Stock, and (v) up to 209,000 shares issuable upon exercise of Series X and Y Warrants acquired in connection with the purchase of the Series A Preferred Stock.

(5) Beneficially owns 145,944 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 60,169 shares which may be acquired upon the conversion of 25 shares of Series A Preferred Stock issued at a price of $25,000 in November 1998, (ii) up to 14,583 shares which may be issued in payment of a 10% premium on the Series A Preferred Stock, and (iii) up to 19,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A Preferred Stock.

(6) Beneficially owns 267,729 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 119,963 consulting warrant shares, which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share, (ii) up to 5,603 interest shares, of which 1,822 have been issued and of which 3,781 may be issued pursuant to notes in the amounts of $1,923.07 and $59,981.50, acquired October 30, 1997 and June 3, 1998, respectively (assuming the notes will be fully paid by January 15, 2000 and August 15, 2000, respectively, and a pro forma conversion price of $2.12 per share on the unissued interest shares) (equal to the 10-business day average closing stock price prevailing as of November 17, 1999), (iii) up to 60,169 shares which may be acquired upon the conversion of 25 shares of Series A Preferred Stock issued at a purchase price of $25,000 in November 1998,
     (iv) up to 14,583 shares which may be issued in payment of a 10% premium on the Series A Preferred Stock and (v) up to 19,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A Preferred stock.

(7) Beneficially owns 523,427 as of the date of this prospectus. The number of shares to be offered represents (i) up to 80,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998 at an exercise price of $.375 per share, (ii) up to 9,983 interest shares, of which 5,922 have been issued and of which 4,061 may be issued pursuant to notes in the amounts of $1,153.85, $34,667, and $40,000, acquired October 30, 1997, February 5, 1998, and June 3, 1998, respectively (assuming the notes will be fully paid by January 15, 2000, January 15, 2000, and August 15, 2000, respectively, and a pro forma conversion price of $2.12 per share on the unissued interest shares) (equal to the 10-business day average closing stock price prevailing as of November 17, 1999), (iii) up to 19,423 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375, (iv) up to 36,101 shares which may be acquired upon the conversion of 15 shares of Series A Preferred Stock issued at a purchase price of $15,000 in November 1998, (v) up to 8,750 shares which may be issued in payment of a 10% premium on the Series A Preferred Stock, and (vi) up to 154,301 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A Preferred Stock, and (vii) up to 77,502 shares issuable upon exercise of Class I warrants.

(8) Beneficially owns 2,945,501 shares as of the date of this prospectus. The number of shares to be offered represents (i) 18,067 interest shares, of which 8,249 have been issued and of which 9,818 may be issued pursuant to notes in the amounts of $23,846.15, $103,774, and $280,000 acquired October 30, 1997, February 5, 1998, and April 6, 1998, respectively (assuming the notes will be fully paid by January 15, 2000, January 15, 2000, and August 15, 2000, respectively, and a pro forma conversion price of $2.12 per share on the unissued interest shares) (equal to the 10-business day average closing stock price prevailing as of November 17, 1999), (ii) up to 746,091 shares which may be acquired upon the conversion of 310 Shares of Series A Preferred Stock issued at a purchase price of $310,000 in November 1998,
     (iii) up to 180,833 shares which may be issued in payment of a 10% premium on the Series A Preferred Stock, and (iv) up to 235,600 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase and placement of the Series A Preferred Stock.

(9) Beneficially owns 433,320 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 29,136 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375 per share, and (ii) up to 214,319 shares issuable upon exercise of Series X and Y warrants acquired in connection with the placement of the Series A Preferred Stock, and (iii) up to 116,249 shares issuable upon exercise of Class I warrants.

(10) Beneficially owns 536,153 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 29,136 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375 per share, and (ii) up to 1,109 interest shares which may be issued pursuant to notes in the amounts of $34,667 and $15,000, acquired February 5, 1998 and April 5, 1998, respectively (assuming the notes will be fully paid by January 15, 2000 and August 15, 2000, respectively, and a pro forma conversion price of $2.12 per share on the unissued interest shares) (equal to the 10-business day average closing stock price prevailing as of November 17, 1999), (iii) up to 214,319 shares issuable upon exercise of Series X and Y warrants acquired in connection with the placement of the Series A Preferred Stock, and (iv) up to 103,678 shares issuable upon exercise of Class I warrants.

(11) Beneficially owns 334,223 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 119,963 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share, and (ii) up to 9,978 interest shares, of which 1,822 have been issued and of which 8,156 may be issued pursuant to notes in the amounts of $100,000 and $59,981.50, acquired April 6, 1998 and June 3, 1998, respectively (assuming the notes will be fully paid by August 15, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares) (equal to the 10-business day average closing stock price prevailing as of November 17,
     1999).

(12) Beneficially owns 422,277 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 400,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share, and (ii) up to 36,580 interest shares, of which 22,277 have been issued and of which 14,303 may be issued pursuant to a $200,000 note acquired June 3, 1998 (assuming the note will be fully paid by August 15, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares) (equal to the 10-business day average closing stock price prevailing as of November 17, 1999).

(13) Beneficially owns 30,473 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 30,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued in connection with an April 6, 1998 note, at an exercise price of $0.375 per share, and (ii) up to 1,554 interest shares, of which 473 have been issued and of which 1,081 may be issued pursuant to a $15,000 note originally dated April 6, 1998 (assuming the note will be fully paid by August 15, 2000, and a pro forma conversion price of $2.12 per share on the unissued interest shares) (equal to the 10-business day average closing stock price prevailing as of November 17, 1999).

(14) Beneficially owns 747,592 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 1,129,245 shares which may be acquired upon the conversion of 469.2 shares of Series A Preferred Stock issued at a purchase price of $469,200 in November 1998, (ii) up to 273,700 shares which may be issued in payment of a 10% premium on the Series A Preferred Stock, and (iii) up to 356,592 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A Preferred Stock.

(15) Beneficially owns 606,741 shares as of the date of this prospectus. The number of shares to be offered represents (i) up to 916,489 shares which may be acquired upon the conversion of 380.8 shares of Series A Preferred Stock issued at a purchase price of $380,800 in November 1998, (ii) up to 222,133 shares which may be issued in payment of a 10% premium on the Series A Preferred Stock, and (iii) up to 289,408 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A Preferred Stock.

(16) Beneficially owns 79,715 shares as of the date of this prospectus. The number of shares to be offered represents up to 29,715 shares issuable upon exercise of Class I warrants.

(17) Beneficially owns 10,763 shares as of the date of this prospectus. The number of shares to be offered represents up to 10,763 shares issuable upon exercise of Class I warrants.

(18) Beneficially owns 8,571 shares as of the date of this prospectus. The number of shares to be offered represents up to 8,571 shares issuable upon exercise of Class I warrants.

(19) Beneficially owns 4,000 shares as of the date of this prospectus. The number of shares to be offered represents up to 4,000 shares issuable upon exercise of Class I warrants.

(20) Beneficially owns 586,666 shares as of the date of this prospectus. The number of shares to be offered includes (i) up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series B Preferred Stock issued at a purchase price of $100,000 in September 1998, (ii) up to 58,333 shares which may be issued in payment of a 10% premium on the Series B Preferred Stock, (iii) up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B Preferred Stock, (iv) up to 200,000 shares issuable upon exercise of Class J warrants, and (v) up to 150,000 shares issuable upon exercise of Class K warrants.

(21) Beneficially owns 922,666 shares as of the date of this prospectus. The number of shares to be offered includes (i) up to 333,333 shares which may be acquired upon the conversion of 400 shares of Series B Preferred Stock issued at a purchase price of $400,000 in November 1998, (ii) up to 233,333 shares which may be issued in payment of a 10% premium on the Series B Preferred Stock, (iii) up to 493,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B Preferred Stock. Mr. Tull, as a director of AERT, currently has a voluntary lock-up in place, which will not allow sales of stock without the approval of The Zanett Securities Corporation.

(22) Beneficially owns 764,308 shares as of the date of this prospectus. The number of shares to be offered includes (i) up to 133,333 shares which may be acquired upon the conversion of 160 shares of Series B Preferred Stock issued at a purchase price of $160,000 in September 1998, (ii) up to 93,333 shares which may be issued in payment of a 10% premium on the Series B Preferred Stock, and (iii) up to 197,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B Preferred Stock. Razorback Farms is controlled by Marjorie S. Brooks and sales of stock are currently restricted without the approval of The Zanett Securities Corporation, due to a voluntary lock-up by AERT.

(23) Beneficially owns 206,666 shares as of the date of this prospectus. The number of shares to be offered includes (i) up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series C Preferred Stock issued at a purchase price of $100,000 in September 1998, (ii) up to 58,333 shares which may be issued in payment of a 10% premium on the Series C Preferred Stock, and (iii) up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C Preferred Stock.

(24) Beneficially owns 1,170,000 shares as of the date of this prospectus. The number of shares to be offered includes (i) up to 250,000 shares which may be acquired upon the conversion of 300 shares of Series C Preferred Stock issued at a purchase price of $300,000 in November 1998, (ii) up to 175,000 shares which may be issued in payment of a 10% premium on the Series C Preferred Stock, (iii) up to 370,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C Preferred Stock, and (iv) up to 300,000 shares issuable upon exercise of warrants.

(25) Beneficially owns 206,666 shares as of the date of this prospectus. The number of shares to be offered includes (i) up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series C Preferred Stock issued at a purchase price of $100,000 in November 1998, (ii) up to 58,333 shares which may be issued in payment of a 10% premium on the Series C Preferred Stock, and (iii) up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C Preferred Stock.

(26) Represents shares issuable upon exercise of Bonus warrants.

                              PLAN OF DISTRIBUTION

         This prospectus covers the resale of shares of Class A common stock by the selling stockholders and their pledgees, donees, assignees and other successors in interest. The selling stockholders may sell their shares on the Nasdaq SmallCap Market, in the over-the-counter market or through any other facility on which the shares are traded, or in private transactions. These sales may be at market prices or at negotiated prices. The selling stockholders may use the following methods when selling shares:

          o ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

          o block trades in which the broker or dealer attempts to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

          o    privately negotiated transactions;

          o    any combination of these methods of sale; or

          o    any other legal method.

         The selling stockholders may engage in short sales of the Class A common stock and deliver shares to close out their short positions. The selling stockholders may also enter into put or call options or other transactions with broker-dealers or others which require delivery to those persons of shares covered by this prospectus.

         Brokers, dealers or other agents participating in the distribution of the shares of Class A common stock may receive compensation in the form of discounts or commissions from the selling stockholders, as well as the purchaser if they act as agent for the purchaser. The discount or commission in a particular transaction could be more than the customary amount. We know of no existing arrangements between any selling stockholder and any underwriter, broker, dealer or agent relating to the sale or distribution of the shares.

         The selling stockholders and any brokers or dealers that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, commissions or other compensation received by these persons and any profit on the resale of the shares by them as principals might be deemed to be underwriters' compensation. The selling stockholders may agree to indemnify any broker, dealer or agent that participates in the sale of the shares against various liabilities, including liabilities under the Securities Act.

         At the time a particular offer of shares is made, to the extent required we will file a supplement to this prospectus which identifies the number of shares being offered, the name of the selling stockholders, the name of any participating broker or dealer, the amount of discounts and commissions, and any other material information.

         The selling stockholders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and its rules and regulations. For example, the anti-manipulative provisions of Regulation M may limit the ability of the selling stockholders or others to engage in stabilizing and other market making activities.

         The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus, so long as they meet the criteria and conform to the requirements of the rule.

         We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will pay the registration and other offering expenses related to this offering, but the selling stockholders will pay all underwriting discounts and brokerage commissions incurred in connection with the offering. We have agreed to indemnify the selling stockholders against various liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Our outside counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P., San Antonio, Texas has issued a legal opinion about the validity of the shares offered by this prospectus.

                                     EXPERTS

         The audited financial statements for the years ended December 31, 1998, 1997 and 1996, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern and litigation uncertainties as discussed in Notes 2 and 12, respectively, to the financial statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, reports, proxy statements and other information concerning AERT can be inspected and copied at the offices of Nasdaq, Report Section, 1735 K Street, N.W., Washington, D.C. 20006.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of Class A common stock to be sold under this prospectus. The SEC permits us to omit from this prospectus certain information, exhibits, and undertakings contained in the registration statement. Statements contained in this prospectus relating to the contents of any contract or other document are not necessarily complete and reference is made to the copies of such documents filed as exhibits to the registration statement, and each such statement is qualified in its entirety by this reference.

         THE SEC ALLOWS US TO "INCORPORATE BY REFERENCE" THE INFORMATION THAT WE FILE WITH THEM, WHICH MEANS THAT WE CAN DISCLOSE IMPORTANT INFORMATION TO YOU BY REFERRING YOU TO THOSE DOCUMENTS INSTEAD OF HAVING TO REPEAT THE INFORMATION IN THIS PROSPECTUS. THE INFORMATION INCORPORATED BY REFERENCE IS CONSIDERED TO BE PART OF THIS PROSPECTUS, AND LATER INFORMATION THAT WE FILE WITH THE SEC WILL AUTOMATICALLY UPDATE AND SUPERSEDE THIS INFORMATION. WE INCORPORATE BY REFERENCE THE DOCUMENTS LISTED BELOW AND ANY FUTURE FILINGS MADE WITH THE SEC UNDER SECTIONS 13(A), 13(C), 14 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 UNTIL THE SELLING STOCKHOLDERS SELL ALL THE SHARES.

o Annual Report on Form 10-K for the fiscal years ended December 31, 1998, 1997 and 1996;

o Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999, and September 30, 1999.

o "Description of Securities" on pages 37 through 40 in Amendment No. 1 to Registration Statement on Form S-1 filed August 24, 1989 (No. 33-29595) incorporated by reference in our Registration Statement on Form 8-A filed October 23, 1989 (No. 1-10367).

         You may request a copy of these documents, without their exhibits, unless specifically incorporated by reference, free of charge upon request to:

                      Joe G. Brooks, Chairman of the Board
               Advanced Environmental Recycling Technologies, Inc.
                           914 North Jefferson Street
                           Springdale, Arkansas 72764
                                 (501) 756-7400


         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS WILL NOT MAKE AN OFFER OF THESE SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

         THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT THAT WE FILED WITH THE SEC (REGISTRATION NO. 333-_________). MORE INFORMATION ABOUT THE SHARES SOLD BY THE SELLING STOCKHOLDERS IS CONTAINED IN THAT REGISTRATION STATEMENT AND THE EXHIBITS FILED ALONG WITH THE REGISTRATION STATEMENT. BECAUSE INFORMATION ABOUT CONTRACTS REFERRED TO IN THIS PROSPECTUS IS NOT ALWAYS COMPLETE, YOU SHOULD READ THE FULL CONTRACTS WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MAY READ AND COPY THE FULL REGISTRATION STATEMENT AND ITS EXHIBITS AT THE SEC'S PUBLIC REFERENCE ROOMS OR THEIR WEB SITE.

         PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

               The following table sets forth the estimated expenses payable by the Company in connection with the offering described in this Registration Statement. No such expenses will be borne by the selling stockholders.

         Securities and Exchange Commission
               Registration fee                             $  10,179
               Legal fees                                      20,000
               Accountant's fees                               20,000
               Miscellaneous expenses                          10,000
                                                            ---------
         TOTAL                                              $  60,179

         ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

               Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors, officers, employees or agents against judgments, fines, amounts paid in settlement, and reasonable costs, expenses and counsel fees paid or incurred in connection with any proceeding, other than an action by or in the right of the Registrant, to which such director, officer or employee or his legal representative may be a party, provided such director, officer or employee shall have acted in good faith and shall have reasonably believed (a) in the case of a civil proceeding, that his conduct was in or not opposed to the best interests of the Registrant, or (b) in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. In connection with an action by or in the right of the Registrant against a director, officer, employee or agent, the Registrant has the power to indemnify such director, officer, employee or agent for reasonable expenses incurred in connection with such suit (a) if such person acted in good faith and in a manner not opposed to the best interest of the Registrant, and (b) if found liable to the Registrant, only if ordered by a court of law.
         Section 145 provides that such section is not exclusive of any other indemnification rights granted by the Registrant to directors, officers, employees or agents.

               The Certificate of Incorporation of the Registrant provides for mandatory indemnification of directors, officers and employees to the fullest extent permitted by Section 145, unless the Registrant proves that the person seeking indemnification did not meet the standard set forth above. The Certificate permits the Registrant to indemnify agents to the extent authorized from time to time by the Board of Directors. The right to indemnification is a contract right and includes the right to be paid by the Registrant the expenses incurred in defending any such proceeding in advance of our final disposition, provided that the indemnitee undertakes to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified for such expenses.

               The Certificate of Incorporation of the Registrant also contains a provision eliminating the liability of a director to the Registrant or our stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (a) breach of the director's duty of loyalty to the Corporation or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payment of a dividend or unlawful stock purchase or redemption, or (d) any transaction from which the director derived an improper personal benefit.

               Inasmuch as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that, in the opinion of the Securities and Exchange

         Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.

  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBITS

     4.1 Certificate of Incorporation (incorporated by reference from Registration Statement on Form S-1, No. 33-29595, filed with the Commission on June 28, 1989 and Exhibit to Amendment No. 1 to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on August 24, 1989) (b)

     4.2 Certificate of Amendment of Certificate of Incorporation dated October 12, 1999 (a)

     4.3 Certificate of Designation for Series A, Series B and Series C Preferred Stock (b)

     4.4 Bylaws of Registrant (incorporated by reference from Exhibit to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on June 28, 1989) (b)

     4.5 Form of Class A Common Certificate (incorporated by reference from Exhibit to Amendment No. 2 to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on November 8, 1989) (b)

     5     Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (a)

     10.1  Private Placement Agreement (b)

     10.2  Consulting Agreement (b)

     10.3  October 1997 Note Purchase Agreement (b)

     10.4  February 1998 Note Purchase Agreement (b)

     10.5  April 1998 Note Purchase Agreement (b)

     10.6  June 1998 Note Purchase Agreement (a)

     10.7  August 1998 Note Purchase Agreement (a)

     10.8  Form of Notes (b)

     10.9  Form of Private Placement Warrants (b)

     10.10 Form of Consulting Warrants (b)

     10.11 Form of X Warrants (b)

     10.12 Form of Y Warrants (b)

     10.13 Form of I, J, K Warrants (b)

     10.14 Form of Bonus Warrants (a)

     10.15 Amendment 1 to Preferred Stock Designations (a)

     10.16 Amendment 2 to Preferred Stock Designations (a)

     10.17 Amendment 3 to Preferred Stock Designations (a)

     23.1 Consent of Arthur Andersen LLP (a)

     23.2 Acknowledgment of Arthur Andersen LLP (a)

     23.3 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in
          Exhibit 5)

     (a)  Filed herewith

     (b) Incorporated by reference from Registration Statement on Form S-1, No. 33-29595 and/or previously filed.

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (a) To include any Prospectus required by Section 10 (a) (3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by registrant pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

      (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by registrant pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. That, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or Section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on our behalf by the undersigned, thereunto duly authorized, in the County of Washington, State of Arkansas, on December 22, 1999.


ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Registrant)

By:  /s/ Joe G. Brooks                          By: /s/ Edward J. Lysen
    ------------------------------                 ----------------------------
JOE G. BROOKS                                   EDWARD J. LYSEN
Chairman of the Board                           Chief Financial Officer

         Each of the undersigned directors and officers of Advanced Environmental Recycling Technologies, Inc. Hereby constitute and appoint Joe G. Brooks, their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, and any and all Registration Statements filed pursuant to Rule 462 or Rule 429 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, requisite necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                                            Title                               Date
---------                                            -----                               ----
/s/ Joe G. Brooks                           Chairman of the Board and           December 22, 1999
-----------------------------               Co-Chief Executive Officer
JOE G. BROOKS

*/s/ Sal Miwa                               Vice-Chairman of the Board          December 22, 1999
-----------------------------
SAL MIWA

/s/ Stephen W. Brooks                       Co-Chief Executive                  December 22, 1999
-----------------------------               Officer and Director
STEPHEN W. BROOKS

/s/ Marjorie S. Brooks                      Secretary, Treasurer                December 22, 1999
-----------------------------               and Director
MARJORIE S. BROOKS

*/s/ Jerry B. Burkett                        Director                           December 22, 1999
-----------------------------
JERRY B. BURKETT

*/s/ Peter S. Lau                            Director                           December 22, 1999
-----------------------------
PETER S. LAU

*/s/ James H. Culp                           Director                           December 22, 1999
-----------------------------
JAMES H. CULP

*/s/ Michael M. Tull                         Director                           December 22, 1999
-----------------------------
MICHAEL  M. TULL

*/s/ Thomas J. Hairston                      Director                           December 22, 1999
-----------------------------
THOMAS J. HAIRSTON

*/s/ Joe G. Brooks                                                              December 22, 1999
-----------------------------
By: JOE G. BROOKS, as attorney-in-fact

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER
  -------
     4.1   Certificate of Incorporation (incorporated by reference from
           Registration Statement on Form S-1, No. 33-29595, filed with the
           Commission on June 28, 1989 and Exhibit to Amendment No. 1 to
           Registration Statement on Form S-1, No. 33-29595, filed with the
           Commission on August 24, 1989) (b)

     4.2   Certificate of Amendment of Certificate of Incorporation dated
           October 12, 1999 (a)

     4.3   Certificate of Designation for Series A, Series B and Series C
           Preferred Stock (b)

     4.4 Bylaws of Registrant (incorporated by reference from Exhibit to Registration Statement on Form S-1, No. 33-29595, filed with the
           Commission on June 28, 1989) (b)

     4.5   Form of Class A Common Certificate (incorporated by reference from
           Exhibit to Amendment No. 2 to Registration Statement on Form S-1, No.
           33-29595, filed with the Commission on November 8, 1989) (b)

     5     Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (a)

     10.1  Private Placement Agreement (b)

     10.2  Consulting Agreement (b)

     10.3  October 1997 Note Purchase Agreement (b)

     10.4  February 1998 Note Purchase Agreement (b)

     10.5  April 1998 Note Purchase Agreement (b)

     10.6  June 1998 Note Purchase Agreement (a)

     10.7  August 1998 Note Purchase Agreement (a)

     10.8  Form of Notes (b)

     10.9  Form of Private Placement Warrants (b)

     10.10 Form of Consulting Warrants (b)

     10.11 Form of X Warrants (b)

     10.12 Form of Y Warrants (b)

     10.13 Form of I, J, K Warrants (b)

     10.14 Form of Bonus Warrants (a)

     10.15 Amendment 1 to Preferred Stock Designations (a)

     10.16 Amendment 2 to Preferred Stock Designations (a)

     10.17 Amendment 3 to Preferred Stock Designations (a)

     23.1  Consent of Arthur Andersen LLP (a)

     23.2  Acknowledgment of Arthur Andersen LLP (a)

     23.3  Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in
           Exhibit 5)

     (a)  Filed herewith

     (b) Incorporated by reference from Registration Statement on Form S-1, No. 33-29595 and/or previously filed.